December 5, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

North Bay Resources Inc
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 12, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 9, 2012
File No. 000-54213

We have reviewed the Commission’s comments to our annual report on Form 10-K for Fiscal Year Ended December 31, 2011, filed with the Commission on March 12, 2012, and our quarterly report on Form 10-Q for Fiscal Quarter Ended September 30, 2012.  We have prepared our responses to the Commission’s comments, as set forth below.

COMMENT:

Form 10-Q for Fiscal Quarter Ended September 30, 2012
Notes to Unaudited Financial Statements, page 14
Note 7 – Property, Plant, Equipment and Mineral Claim Assets, page 21

1.
We note you have capitalized $389,719 of Ruby Mine development costs through September 30, 2012. We also note you have no proven or probable reserves associated with the Ruby Mine and that the mine is in the exploration stage. It appears to us that such costs should be expensed as incurred. Please provide us with your analysis, including references to relevant authoritative literature, supporting your position to capitalize such costs.

RESPONSE:

The costs capitalized referred to by the Commission were expenditures for construction work on the mine’s infrastructure. The costs were a required compliment to the acquisition costs paid in order to prepare the mine to meet safety standards to begin future development and eventual extraction. The costs incurred were considered an additional cost associated with the acquisition as no development or extraction could occur until the mine’s infrastructure was refurbished into a serviceable and acceptable working condition. The construction costs capitalized consist of direct tangible property improvements such as replacing lumber, ventilation ducts, electrical upgrades, fire suppression systems, etc. These costs were considered akin to costs required in getting any fixed asset placed into service which are appropriately capitalized according to ASC 360-10-30-1 and 2. While no reserves have been recently established as proven or probable for the mine, no further development to find potential mineral deposits can occur until the asset is in a workable and safe condition. We understood these costs would be necessary prior to any mine development to exploit minerals, and these construction costs were considered during the due diligence phase when evaluating the potential acquisition cost of the mine. Consistent with ASC 360-10 costs incurred that appreciably extend the life or improve the safety of a property are to be capitalized. The benefits gained through these expenditures provided both of these functions and would be capitalized under this guidance as well.

Based on these costs providing both tangible and intangible benefits required when acquiring  the mine in order to place it into a position for future development and production, we believe these costs were appropriately capitalized according to US GAAP. In this respect, we do not view these costs to be exploratory in nature, but rather as additional costs associated with our acquisition to place the asset into service.

North Bay Resources Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (201) 265-6069
Thomas E. Boccieri, Esq.